[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 12, 2017

James E. O’Connor

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Great Elm Capital Corp.
Registration Statement on Form N-2
File Number 333-217222

Dear Mr. O’Connor and Ms. DiAngelo Fettig:

We are in receipt of oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you on July 5, 2017 to Kenneth E. Burdon of Skadden, Arps, Slate, Meagher & Flom LLP regarding Pre-Effective Amendment No. 2 to Great Elm Capital Corp.’s (the “Company”) Registration Statement on Form N-2 filed on June 30, 2017 (the “Registration Statement”).

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. The Company has summarized the Staff’s comments, to the best of its understanding, in bold below, followed by the Company’s corresponding response to each comment. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement. These changes will be reflected in the Company’s definitive prospectus filed if and when the Selling Stockholders determine to sell any of the Secondary Shares.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

July 12, 2017

Comments and Responses

1.	On the cover page, in the sentence, “Our shares currently trade at a discount to our net asset value, and further discounts will increase the risk of loss for you,” please also disclose the current discount to net asset value.

The Company will make the requested change.

2.	On page i, “About the Prospectus,” please disclose that, unlike the restrictions on selling Common Shares below NAV applicable to the Company under the Investment Company Act, the ability of the Selling Stockholders to sell the Secondary Shares below NAV is not restricted. Please also disclose that such sales are likely to negatively affect the market price of the Common Shares and will dilute the interests of existing shareholders.

The Company will make the requested changes, except for the statement regarding “dilution” of interests. A dilution of interests can only occur if there is an increase in the number of Common Shares outstanding. Since the Company will not be issuing any Common Shares, no dilution of interests will occur to existing shareholders. Rather, the principal risk to existing shareholders is the potential for a decrease in the market price of their Company Common Stock and the Company will make disclosure of this risk more prominent.

3.	On page i, “About the Prospectus,” please disclose that the Secondary Shares represent all of the Common Shares issued to GEC and the MAST Funds in the Formation Transactions.

The Company will disclose that the Secondary Shares represent all of the Common Shares issued to GEC and the MAST Funds in the Formation Transactions that GEC and the MAST Funds still hold. The Company supplementally informs the Staff that the balance of Common Shares held by the MAST Funds has been reduced since the Formation Transactions as a result of the Company’s self-tender offer that expired on May 5, 2017.

4.	In the fifth paragraph under “Prospectus Summary—The Company,” please disclose that, unlike the restrictions on selling Common Shares below NAV applicable to the Company under the Investment Company Act, the ability of the Selling Stockholders to sell the Secondary Shares below NAV is not restricted. Please also disclose that such sales are likely to negatively affect the market price of the Common Shares and will dilute the interests of existing shareholders.

The Company will make the requested change, except as discussed in Comment 2 above.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

July 12, 2017

5.	In the last paragraph under “Prospectus Summary—Portfolio Composition,” please provide context for the following statement: “Our investment in Avanti Communications Group plc (“Avanti”) represents 100% of our Wireless Telecommunications Services investments as of March 31, 2017.”

The Company notes that the statement is made after a chart specifying the portfolio investments by industry. Accordingly, the Company believes that the statement is made in context.

6.	In the last paragraph under “Prospectus Summary—Great Elm Capital Management, Inc.” and where appropriate, please add the substance of the following disclosure with respect to the administration agreement: “With respect to the administrative agreement with our Advisor, our board of directors reviews the methodology employed in determining how the expenses are allocated to us. Our board of directors assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any third party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to our Advisor for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs.”

The Company will make the requested change.

7.	In the Fees and Expense table, as per the disclosure on page 61, please include $15 in the line item and the following additional information regarding the DRIP in the footnote: The expenses of the dividend reinvestment plan are included in “other expenses.” The plan administrator’s fees will be paid by us. There will be no brokerage charges or other charges to stockholders who participate in the plan except that, if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus [disclose the amount] of a per share brokerage commission from the proceeds. For additional information, see “Distribution Reinvestment Plan.” See instruction 4 to Item 3 of Form N-2.

The Company will make changes consistent with this comment.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

July 12, 2017

8.	In the example to the Fees and Expense table, as per disclosure on page 61, please mention the DRIP expenses.

The Company will add a reference to the referenced DRIP expenses; however, the Company notes that the $15.00 transaction fee is only incurred when a shareholder sells Common Shares held by the plan administrator in such shareholder’s account and therefore this fee is not reflected in the expense totals contained in the expense example table.

9.	In the risk factor, “Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments,” please disclose the concept of qualifying assets and the 70%-at-purchase requirement briefly with a cross reference to a more detailed explanation, including the risks created by this investment restriction.

The Company will make the requested change.

10.	Please make the following risk factor more prominent: “A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.”

The Company will make the requested change.

11.	In the risk factor, “There is, and will be, uncertainty as to the value of our portfolio investments,” please clarify what is meant by the term, “input.” Does the board receive a written report with respect to every asset of the Company that it values? Please disclose how frequently and in what circumstances the Company consults with a third-party independent valuation firm about its “Level 3” assets. Please disclose whether the Company consults with an independent valuation firm in valuing each of its securities classified as Level 3. If not, please disclose why it does not do so.

The Company will include disclosure in response to the Comment under “Management’s Discussion and Analysis of Financial Condition—Critical Accounting Policies—Valuation of Portfolio Investments,” and cross-reference that section in the risk factor. The Company believes that it would be inappropriate to disclose the requested detail in a risk factor.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

July 12, 2017

12.	In the risk factor, “Existing stockholders may incur dilution if, in the future, we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock,” please disclose that the Selling Stockholders are not subject to Section 23(b) of the Investment Company Act.

The Company will not make the requested change because, as noted above in the response to Comment 2, sales by the Selling Stockholders will not result in dilution.

13.	In the section, “Selling Stockholders—Registration Rights—Shelf Registration Statement,” there is mention of a “subscription agreement.” There has been no previous disclosure about the “subscription agreement.” Please provide the appropriate disclosure about the nature and terms of this agreement.

The Company will include a cross reference to the disclosure under “Management’s Discussion and Analysis of Financial Condition—Overview—Formation Transactions,” which discusses the subscription agreement.

14.	In the section, “Selling Stockholders—Registration Rights—Demand Registration,” explain the term “registrable securities.”

The Company will make the requested change.

15.	Under “Management’s Discussion and Analysis of Financial Condition—Overview—Formation Transactions,” please capital “subscription agreement.”

The Company will make the requested change.

16.	Do valuation firms provide valuations for all 5% or more investments of the Fund? How often are such investments evaluated by valuation firms?

The Company has informed us that all Level 3 investments that comprise more than 5% of the investments of the Company are valued by third parties, and that such investments are evaluated by valuation firms on a quarterly basis.

17.	Under Management’s Discussion and Analysis of Financial Condition—Recent Developments,” please disclose the amount of gain or loss on Double Deuce.

The Company will make the requested change.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

July 12, 2017

18.	The Staff references the disclosure under “The Company—Material Federal Income Tax Matters.” Please supplementally inform the Staff whether the Company could choose not to distribute an amount so as to be subject to the excise tax in order to use that amount in effect as a loan from investors?

The Company generally intends to distribute any income and capital gains in the manner necessary to minimize the imposition of the four percent federal excise tax. The Board, however, may determine that it is in the stockholders’ best interest to retain certain income and capital gains and to pay the excise tax on amounts retained. The Company believes that any amount retained should not be characterized as a loan from stockholders to the Company, but should instead be viewed as retained earnings. Stockholders are not entitled to receive distributions of amounts that the Board determines it is in the stockholders’ best interest to retain and with respect to which the Board does not declare a valid dividend. The Company therefore believes that income and capital gains retained should not be characterized as belonging to stockholders and loaned back to the Fund. Instead, such income and capital gains should be characterized as retained earnings subject to the excise tax.

19.	Please delete “otherwise” in the first line of the fourth paragraph on page 49.

The Company will make the requested change.

20.	The Staff references the disclosure under “The Company—Material Federal Income Tax Matters.” As you note the Treasury and IRS have recently published proposed regulations (REG-123600-15) concerning corporations seeking to qualify as a “regulated investment company,” as defined in Subchapter M of the Internal Revenue Code. Specifically, the proposed regulations, if finalized, would clarify that subpart F and PFIC inclusions in income are neither “dividends” nor other qualifying income under Section 851(b) of the Internal Revenue Code in the absence of a distribution. You should note, however, that the preamble to the proposed regulations states that the distribution requirement is unambiguous under Section 851, notwithstanding that the IRS has previously issued private letter rulings to RICs concluding otherwise. Please revise the risk disclosure to address the risk created by what the Treasury notes in the preamble to the proposed regulations is the plain language of current law.

The Company will make the requested change.

21.	In the table under “Management—Our Portfolio Managers—Portfolio Managers’ Material Conflicts of Interest,” please insert “none” or a number instead of “—”.

The Company will make the requested change.

22.	Under “Dividend Reinvestment Plan,” please disclose the brokerage commission.

The Company will make the requested change.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

July 12, 2017

23.	The staff references the disclosure under “Plan of Distribution.” Please disclose why the Company should agree to indemnify the Selling Stockholders against liability.

The Company notes that such indemnification is required pursuant to the Registration Rights Agreement and is standard among such agreements, because much of the information in the Registration Statement is known to, and provided by, the Company and not the Selling Stockholders. Pursuant to the Registration Rights Agreement, the Company does not indemnify the Selling Stockholders against, and the Selling Stockholders (severally and not jointly) indemnify the Company against, material misstatements or omissions (or alleged material misstatements or omissions) in the prospectus made in reliance upon and in conformity with written information furnished to the Company by any such Selling Stockholder relating to such Selling Stockholder specifically for use therein. The Company will clarify the scope of its indemnity obligation in the prospectus.

24.	In future financial statement filings, please disclose the loss on the disposition of Double Deuce.

The Company will make such change in future financial statement filings, as required by Section 12 of Regulation S-X, the schedule for control investments.

25.	Under “Senior Securities,” please include fiscal year end line items.

The Company will make the requested change.

* * *

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

July 12, 2017

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (617) 573-4836 or Michael Hoffman at (212) 735-3406.

Very truly yours,

/s/ Kenneth E. Burdon
Kenneth E. Burdon